UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-23282				Date examination completed: March 31, 2019
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: PFM Multi-Manager Series Trust
4. Address of principal executive office (number, street, city, state, zip code): 213 Market Street, Harrisburg, Pennsylvania 17101

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

PFM Multi-Manager Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that PFM Multi-Manager Domestic Equity Fund and PFM Multi-Manager International Equity Fund (two of the series comprising PFM Multi-Manager Series Trust) (the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 31, 2019. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2019, and with respect to agreement of security purchases and sales, for the period from September 30, 2019 (the date of our last examination) through March 31, 2019:

•	Confirmation of all securities maintained by State Street Bank (“Custodian”);

•	Confirmation of all securities held by institutions in book entry form by the Depositories and foreign Sub-Custodians, without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents, as applicable;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Reconciliation of all such securities between the records of the Custodian and the Depositories and foreign Sub-Custodians;

•	Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depositories and foreign Sub-Custodians and the books and records of the Custodian; and

•	Agreement of one security purchase and one security sale or maturity, for each Fund, since our last report from the books and records of the Funds to broker confirmations, or Custodian bank statements when broker confirmations were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2019, with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of PFM Multi-Manager Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 30, 2020

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

January 30, 2020

We, as members of management of PFM Multi-Manager Domestic Equity Fund and PFM Multi-Manager International Equity Fund (two of the series comprising PFM Multi-Manager Series Trust) (the “Funds”) are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2019 and from September 30, 2018 through March 31, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2019 and from September 30, 2018 through March 31, 2019, with respect to securities reflected in the investment account of the Funds.

PFM Multi-Manager Series Trust

/s/ John Spagnola

John Spagnola

President

/s/ Daniel Hess

Daniel Hess

Treasurer